EXHIBIT 12
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                                      NEW ENGLAND POWER COMPANY
                          Computation of Ratio of Earnings to Fixed Charges
                                            (SEC Coverage)
                                             (Unaudited)

                                    12 Months
                                      Ended
                              September 30, 1996                          Years Ended December 31,
                                      Actual        ---           -----------------------------------------------------------
                                     (Unaudited)   1995         1994        1993*     1992*       1991*
                                 --------------    ----        ----       ----      ----        ----
                                                                    (In Thousands)
Net Income                          $151,372   $151,427    $149,373    $141,468   $134,151    $134,747
----------
Less undistributed income of
 nuclear power companies               1,067        707           6         544        320        (240)
                                               --------    --------    --------   --------    --------       --------
                                                150,305     150,720     149,367    140,924     133,831        134,987

Add income taxes and fixed charges
----------------------------------
 Current federal income taxes         75,081     55,094      61,350      62,454     64,417      62,182
 Deferred federal income taxes         3,633     21,001      20,501      17,745      4,741      11,134
 Investment tax credits - net         (1,597)    (1,505)     (3,577)     (2,606)    (1,328)     (7,732)
 State income taxes                   16,505     16,814      17,328      17,242     14,596      15,526
 Interest on long-term debt           45,791     46,797      38,711      45,837     59,382      67,426
 Interest on short-term debt and
  other interest                      11,702     10,525       1,956       5,427      2,071       2,490
 Estimated interest component of rentals          3,156       3,349       3,635      3,851       4,121          4,115
                                               --------    --------    --------   --------    --------       --------
Net earnings available
 for fixed charges                  $304,576   $302,795    $289,271    $290,874   $281,831    $290,128
                                               ========    ========    ========   ========    ========       ========

Fixed charges:
 Interest on long-term debt         $ 45,791   $ 46,797    $ 38,711    $ 45,837   $ 59,382    $ 67,426
 Interest on short-term debt
      and other interest              11,702     10,525       1,956       5,427      2,071       2,490
 Estimated interest component
   of rentals                          3,156      3,349       3,635       3,851      4,121       4,115
                                               --------    --------    --------   --------    --------       --------

   Total fixed charges              $ 60,649   $ 60,671    $ 44,302    $ 55,115   $ 65,574    $ 74,031
                                               ========    ========    ========   ========    ========       ========

Ratio of earnings to fixed charges      5.02       4.99        6.53        5.28       4.30        3.92
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*  The ratio of earnings to fixed charges for 1993 to 1991 have been restated to reflect the estimated interest component of rentals.
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